Exhibit 99.1

FARFETCH and Neiman Marcus Group Announce Global Strategic Partnership and Investment, Including Expanding Bergdorf Goodman’s E-Commerce Capabilities and Reach

•	Partnership advances FARFETCH’S Luxury New Retail vision and Neiman Marcus Group’s (NMG) pioneering omnichannel strategy to revolutionize integrated luxury retail
•	FARFETCH Platform Solutions (FPS) to re-platform and power website and mobile application of Bergdorf Goodman, an NMG-owned brand
•	Neiman Marcus, an NMG-owned brand, is committed to using select FPS modules, including foundational international services
•	FARFETCH to make up to $200 million minority investment in NMG to support digital growth and innovation initiatives

NEW YORK, April 5, 2022 – FARFETCH Limited (NYSE: FTCH), the leading global platform for the luxury fashion industry, and Neiman Marcus Group (NMG), the largest omnichannel luxury retailer in the U.S. and the parent of brands including Neiman Marcus and Bergdorf Goodman, today announced a global strategic partnership and investment by FARFETCH into NMG. The partnership builds on FARFETCH’S Luxury New Retail vision and advances NMG’s pioneering strategy to revolutionize integrated luxury retail, with an initial focus on re-platforming the Bergdorf Goodman website and mobile application to expand its global capabilities and services.

As part of its commitment to the partnership and NMG’s long-term success, FARFETCH will make a minority common equity investment of up to $200 million in NMG, joining existing investors including PIMCO, Davidson Kempner Capital Management, and Sixth Street. NMG will use the proceeds to further accelerate growth and innovation through investments in technology and digital capabilities.

The partnership brings together the resources of two industry leaders with a shared commitment to creating a seamless experience for customers. FARFETCH has invested for many years in its Luxury New Retail vision through its differentiated global technology platform. Neiman Marcus and Bergdorf Goodman have pioneered and continued to redefine luxury retailing in the United States, with exclusive products, an omnichannel offering and a team of more than 3,000 talented selling associates, which enable NMG to have an unmatched relationship with the luxury-obsessed customer.

Through this agreement, NMG will utilize FARFETCH Platform Solutions (FPS) to re-platform the Bergdorf Goodman website and mobile application. As a result, Bergdorf Goodman will introduce its digital customer experience and curated offering to customers globally, integrating seamlessly with the iconic New York City flagship. Additionally, Neiman Marcus is committed to using select FPS modules, including foundational international services. Both Bergdorf Goodman and Neiman Marcus will join the FARFETCH Marketplace as a partner, adding participating brands in key global geographies.

“I believe the U.S. luxury market is at a pivotal point,” said José Neves, FARFETCH Founder, Chairman and CEO. “Whilst the U.S. is proving to be a long-lasting source of growth for the luxury industry, fueled by younger generations who are highly engaged with the category, businesses will have to significantly upgrade their digital capabilities – powering both online and offline customer journeys – to meet these new customer expectations and stay ahead in what is going to be a competitive space in the coming years.”

Neves continued, “I greatly admire the Neiman Marcus Group, for its distinguished role in our industry both with Neiman Marcus and Bergdorf Goodman, and also for its stellar management team, including Geoffroy and Darcy. We share the same unwavering vision for the future of luxury, with the customer at the centre of all we do. This partnership is about revolutionizing the luxury landscape globally, both online and offline, by combining NMG’s iconic presence in the U.S. and FARFETCH’s Luxury New Retail vision and technology.”

“We are thrilled to be partnering with FARFETCH to accelerate our e-commerce strategy, creating a seamless customer experience,” said Geoffroy van Raemdonck, CEO of Neiman Marcus Group. “José and the entire FARFETCH team have built a best-in-class technology platform and are the ideal partner to help us grow Bergdorf Goodman to be an even stronger global digital luxury retailer. FARFETCH’s investment demonstrates their confidence in our omnichannel strategy, and we look forward to partnering with FARFETCH to continue revolutionizing the luxury customer experience and delivering value to all our stakeholders.”

“Our partnership with Neiman Marcus Group is another example of how FPS has become a preeminent digital partner for the luxury fashion industry,” said Kelly Kowal, Chief Platform Officer at FARFETCH. “This is a significant digital transformation opportunity that will allow us to unlock massive value for Neiman Marcus Group, its shareholders and its customers, who will now be able to shop from wherever they are in the world.”

“By leveraging the technology and expertise of FARFETCH, we will further advance our integrated strategy to expand our reach and services to customers globally, bringing our one-of-a-kind iconic New York fashion brand to customers worldwide,” said Darcy Penick, President of Bergdorf Goodman. “This is an incredible opportunity to amplify our brand, further embed the Bergdorf Goodman experience across online and in-store, and continue our investments to further establish Bergdorf Goodman as a digital luxury leader on a global scale.”

Additional Details

Completion of the global strategic partnership and investment is expected by the third quarter of 2022, subject to the satisfaction of customary closing conditions. Following completion of the agreements, NMG will not be a related party of FARFETCH as defined by Item 7.B of Form 20-F.

J.P. Morgan is serving as exclusive financial advisor to NMG, and Kirkland & Ellis LLP and Norton Rose Fulbright LLP are serving as legal counsel. Bryan Cave Leighton Paisner and Taylor Wessing LLP are serving as legal counsel to FARFETCH.

ENDS

FARFETCH Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of  historical fact should be considered forward looking statements, including, without limitation, statements regarding the global strategic partnership, Farfetch’s investment in NMG, the terms and anticipated benefits thereof, opportunities and expectations regarding FPS, any further transactions, market opportunities, whether the global strategic partnership or investment will reach closing, and assumptions underlying all such statements, as well as statements that include the words “expect,” “intend,” “potential”, “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will” and similar statements of a future or forward-looking nature. These  forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from  any future results, performance or achievements expressed or implied by the forward-looking statements, including the factors discussed under the caption “Risk Factors” in Farfetch’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2021, as such factors may be updated from time to time in Farfetch’s other filings with the SEC, which are accessible on the SEC’s website at  www.sec.gov and the Investors page of Farfetch’s website at www.farfetchinvestors.com. In addition, Farfetch operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for Farfetch’s management to predict all risks, nor can Farfetch assess the  impact of all factors on Farfetch’s business or the extent to which any factor, or combination of  factors, may  cause actual results to differ materially from those contained in any forward-looking statements that  Farfetch may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking  statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, Farfetch undertakes no obligation to update or revise publicly any forward-looking statements,  whether as a result of new  information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Neiman Marcus Group Forward-Looking Statements
NMG has included statements in this press release that constitute "forward–looking statements." As a general matter, forward–looking statements are those focused on future or anticipated events or trends, expectations and beliefs including, among other things, NMG’s expectations with respect to the actions described herein. Such statements are intended to be identified by using words such as

"believe," "expect," "intend," "estimate," "anticipate," "will," "project," "plan" and similar expressions in connection with any discussion of future operating or financial performance. Any forward–looking statements are and will be based upon NMG’s then–current expectations, estimates and assumptions regarding future events and are applicable only as of the dates of such statements. Readers are cautioned not to put undue reliance on such forward–looking statements. Such forward–looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected in this press release for numerous reasons, including factors outside NMG’s control. NMG undertakes no obligation to update or revise any forward–looking statements, whether as a result of new information, future events or otherwise.

FARFETCH Media Contacts:

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

FARFETCH Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Neiman Marcus Group Media Contacts:

John Walls

Senior Director, Corporate Communications & Content Strategy, Neiman Marcus Group

+1-512-221-8434

john_walls@neimanmarcus.com

Andi Rose / Ed Trissel

Joele Frank, Wilkinson Brimmer Katcher

+1-212-355-4449

Small Girls PR

nmg@smallgirlspr.com

Neiman Marcus Group Investor Relations Contact:

Mark Anderson

Director, Corporate Finance and Investor Relations, Neiman Marcus Group, mark_d_anderson@neimanmarcus.com

About FARFETCH

FARFETCH Limited is the leading global platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, FARFETCH began as an e-commerce marketplace for luxury boutiques around the world. Today, the FARFETCH Marketplace connects customers in over 190 countries and territories with items from more than 50 countries and more than 1,400 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a single platform. FARFETCH’s additional businesses include Browns and Stadium Goods, which offer luxury products to consumers, and New Guards Group, a platform for the development of global fashion brands. FARFETCH offers its broad range of consumer-facing channels and enterprise level solutions to the luxury industry under its Luxury New Retail initiative. The Luxury New Retail initiative also encompasses Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities, and Future Retail, which develops innovations such as our Connected Retail solutions.

For more information, please visit www.farfetchinvestors.com

About Neiman Marcus Group

Neiman Marcus Group is a relationship business that leads with love in everything we do for our customers, associates, brand partners, and communities. Our legacy of innovating and our culture of Belonging guide our roadmap for Revolutionizing Luxury Experiences. As one of the largest multi-brand luxury retailers in the U.S., with the world's most desirable brand partners, we're delivering exceptional products and intelligent services, enabled by our investments in data and technology. Through the expertise of our 9,000+ associates, we deliver and scale a personalized luxury experience across our three channels of in-store, eCommerce, and remote selling. Our NMG|Way culture, powered by our people, combines individual talents into a collective strength to make life extraordinary. Our brands include Neiman Marcus, Bergdorf Goodman, Neiman Marcus Last Call, and Horchow. For more information, visit www.neimanmarcusgroup.com.

About Bergdorf Goodman

A New York landmark since 1901, Bergdorf Goodman represents the global pinnacle of style, service and modern luxury. With its rich history of showcasing leading and emerging designers, the iconic store at 5th Avenue and 58th Street—the crossroads of fashion—is a singular destination for discerning customers around the world. BG.com expands on Bergdorf Goodman’s heritage, showcasing coveted collections for men and women in an unparalleled online shopping experience. Bergdorf Goodman is part of Neiman Marcus Group.

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